Exhibit 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
April 15, 2011

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

TV Mohandas Pai
Infosys Technologies – Director and Head, Finacle, Admin, Human Resources, Infosys Leadership Institute and Education and Research

K. Dinesh
Infosys Technologies – Director and Head, Communication Design Group, Information Systems and Quality and Productivity

V. Balakrishnan
Infosys Technologies – CFO

Ashok Vemuri
Member – Executive Council and Head - Banking and Capital Markets

Subhash Dhar
Member – Executive Council and Head – Communications, Media and Entertainment

Swaminathan D.
Infosys BPO – CEO

PRESS

Gautam Das
Financial Express

Debu
Business Standard

Sangeetha
Deccan Chronicles

Dilip Maitra
Deccan Herald

Rumman Ahmed
Dow Jones.Newswires

Meenu Shekar
Business India

Ayushman
InformationWeek

Pranav
Times of India

Priyanka

Good afternoon. Thank you for joining us for the Infosys Q4 results. We will start today’s press conference with a presentation by Kris on the company’s financial performance which will be then be followed by a presentation on the company’s operational performance by Shibu. Kris will then give us the guidance. We will the open the floor for questions after that. Please press the red button and introduce yourself before you ask your question and release it when you are done. I will now ask Kris to begin the press conference.

Kris Gopalakrishnan

Thanks Priyanka and good afternoon to everyone of you. Welcome to the press conference at the end of fourth quarter financial year 2011. We had a revenue of 1,602 mn and in Rupee terms 7250 crores. In dollar terms it is a sequential growth of 1.1% and in Rupee terms, a sequential growth of 2%. Generally Q4 is a soft quarter and given that small delays here and there could have an impact on project starts, we had projected 1%-2% growth. We are at around 1.1% growth. If you look at the entire year, we did about 26% growth. We added 43,000 employees whereas at the beginning we had said about 30,000. So overall, we are in a good position, strong client additions of 34 clients in the fourth quarter, 139 for the year. The momentum has to pick up and if we do well, then things should be ending better. We have given a guidance of 18%-20% growth for the next year. This is based on our discussions with our clients. The budgets are finalized and the budgets are actually positive. Most of them tell us that they will continue to invest in offshore based delivery models.

Let me just quickly take you through the numbers. Revenues were 7250 crores for the quarter ended March 31, 2011 which is a sequential growth of 2% and year-on-year growth of 22%. Net profit after tax of 1818 crores, year-on-year growth of 17%, EPS of 31.82, which is again a year-on-year growth of 17%, quarter-on-quarter sequential growth of 2.2%. 34 clients were added during the quarter by Infosys and its subsidiaries. Gross addition of 8,930. At the beginning of the quarter we had said 5,800, so we have actually more number of employees even in this quarter. We have about 1.3 lakh employees. These are the details of the financial statement, the revenue of 7250 crores, basic EPS of 31.82 and a diluted EPS of 31.82, this is as against 28.02 in Mar-2010.

This is the financial statement for the entire year. Revneues of 27,501 crores and a basic EPS of 119.45 which is a growth of about 9.6% over the previous year. Please remember the rupee has appreciated in the last year.

I will hand it over to my colleague Mr. Shibulal and then I will come back and give you the outlook for the year and then I will also talk about Mohandas Pai and Dinesh.

S. D. Shibulal

Thank you, Kris. Good morning everyone. I will give you some colour on the operational performance. There is really no material change quarter-on-quarter, even year-on-year some parameters have changed. You can see that India has picked up revenues this year. Last year it was 1.2% of our revenue, This year it is 2.2% of the revenue which means we are picking up more revenue in India. Rest of the World is also going up as a percentage. This is very much in line with our strategy of expanding our presence in the emerging countries. Utilization this quarter is low. We have invested in people. We have recruited 43,000 people in FY 11 compared with the number, which we gave, which was 40,000 people. Even this quarter as Kris said, we recruited 9000 people ahead of our plan of 5800 people. We clearly believe that we need to invest in our people. We need to keep them ready; so that as and when there is an opportunity we can take advantage of that opportunity. In fact this is something which we saw last year, we started out with a guidance of 16%-18% and delivered 28%. We had done capacity building last year also.

Fixed price has has come down marginally quarter on quarter, but year-on-year it is up. This reflects our foray into the transformational work. More and more transformational work that we do, we will see uptake in the fixed price revenues. This quarter we have won 4 transformational deals and 6 large outsourcing deals. Onsite-offshore split is the same. Client additions were very strong every quarter. 139 clients added in FY 11.Million dollar clients have gone up from 350 to 366 from last quarter to this quarter and if you look at year-on-year it has gone up from 338 to 366. Out of the clients which we added 7 of them are Fortune-500 clients and today we have 154 of the Fortune-500 clients worldwide. We have a very strong repeatbusiness at 97%.

These are the awards and recognitions, which we have received over the last quarter. Many of them recognized us as global leaders in various service areas which we work in. The third point is very important. We were rated as one of the best in corporate governance.

As I said, we continue to win transformational deals. We have had strong wins this quarter. Our investments are focused on being more and more relevant to our clients. If you look at our clients, they are spending on 3 different areas. They are optimizing their operations, they are focused on transforming their business for growth and profitability and they are also focused on innovation in their own business to leverage some of the global trends. Our investments are going into all these 3 areas which means that we will be relevant to our clients in each of these 3 areas and we will be able to address their needs in each one of them. These are some of the service expansions and the client acquisitions.

Products and platforms are becoming a very important part of our journey. Finacle is doing extremely well. Flypp is a new one which we have rolled out. It is white-labeled by Aircel. iEngage is our digital consumer platform and that is seeing very good traction in the market.

The moment you think of products and platforms, you also have to think of patents. We have filed 91 patents one of the highest in Q4, and we have an aggregate of 357 patent applications pending and 22 granted. You can clearly see an acceleration in filing and granting of patents.

Here are the human resource numbers. We have crossed 130,000. Infrastructure, we have 27.6 mn sq ft available and we are constructing 8.2 mn sq ft. That will accommodate another 40,000 people.

So now let me hand it back to Kris.

Kris Gopalakrishnan

Thanks Shibu. Our outlook for quarter ending June 30, 2011, the revenue is in the range of 7311 crores-7382 crores, which is a year-on-year growth of 18%-19.1%. Earnings per share of 27.59-28.02. For the full year we are looking at revenues of 31,727 crores to 32,270 crores year-on-year growth of 15.4-17.3%. In dollar terms I talked about 18%-20% growth. The conversion rate we have assumed for USD-INR is 44.50.

In summary, we expect the demand environment to be normal for industry. We have created a structure with strong customer-driven vertical focus and enhanced our investments to take advantage of these opportunities. We have efficient operational services. This allows us to help our clients in their efficiency, in their cost drive. We also have strong consulting and transformational capabilities and strong capabilities in the product and platforms in the innovations area. We continue to be a co-creation partner of choice for our clients. We have realigned our strategic focus to enable our clients to build their enterprises of tomorrow, help them build their enterprise of tomorrow. We continue to make investments towards strengthening the transformational, operation and innovation capabilities. We have recruited 43,000 people. We have made 26,000 offers already in the campuses for next year. Our activities related to giving back to society, giving back to community continues. Spark is one such program. We have reached out to about 187,000 students during this year. They visit our campus, understand what the software industry is all about. They get to spend half a day with us typically and this happens across all our campuses in India. Campus Connect has touched about 33,000 students and we believe that that will help improve the quality of engineering education in the country.

Before I conclude, I am quite sure that you would be anxious to interact with Mohan and Dinesh. Whenever people at leadership positions or whenever people of the stature of Dinesh or Mohan leave, they will be missed and they will be missed more importantly individually. They have been part of this journey, they have been significant contributors, personal friends. With Dinesh we have grown up together in some sense and in his case, he felt that he wanted less stress in the future and so he decided to retire from the company. Mohan has been a key contributor first on the financial side, then on the HR side. Mohan is also involved in the buildup of the infrastructure, every single building you see. He wants to look at a larger canvass where his impact can be felt and then he said, okay, now I would like to step aside to give opportunities for younger generation. Dinesh of course is also looking at it the same way.

Now I am going to request both of them to briefly say a few words. Mohan, would you like to go ahead and start?

TV Mohandas Pai

Folks, I want to thank you for your kindness. This is not a sudden decision for me. I started thinking about it one year ago. When I spoke to Narayana Murthy 9 months ago and requested him that I wanted to step down, he persuaded me very hard to stay on but I said I will be completing five years doing what I am doing and I think it is best I step down. He asked me whether I had aspirations of being the CEO, I said no. Just to set the record that there is no discord, this is all discussed within all of us and we worked together as a single team.

Kris was telling me now how happy he is leading a team and he said Infosys is a team effort and Infosys is a team effort. We have had instances in this company of leaders stepping down to allow others to come up and do better and they all have always been better. Narayana Murthy has stepped down and Nandan became CEO. Kris was asked to be CEO, but he stepped aside in favor of Nandan. I stepped aside so that Bala could become CFO. Bala is a better person than me, an extraordinary individual. Now after 5 years I said I am going to step down because I truly believe we are at a stage of a different phase of growth-Infosys 3.0. It requires a new set of leaders, people will take Infosys to greater heights and this company has been built by 130,000 wonderful people. We have at least 100 people in senior management who could be CEOs of small, medium and large companies. It is just that we talked to all of you all the time but it is these people who have built this company and we must allow them their right to stand in the sun, to shape the future of this company and to lead from the front. If we stay back, they respect us, they will always come and ask us what do you think of this, what do you think of that and we want them to take independent decisions, maybe fail sometimes, but learn and go on because they are a set of great people and it is right that we do all this. Dinesh stepped down for the same reasons though he says it is for health. I stepped down but we could not afford to let others step down, so Kris and Shibu will remain here till 60. They will mentor the next generation, make sure the company is restructured, make sure they have a sharper focus, make sure that we win. Right now we are the fifth or sixth largest software company in the world and in the next five years I have no doubt we will be among the top three because that is the ambition our people have and very soon, maybe this time or next time, we are going to meet all of them and say what a wonderful team Infosys has. I just want to say, I want to thank you for your affection that you have given me and to say how proud and privileged I have been for the last 17 years to work at Infosys. It is an unbelievable experience, believe me. In 17 years I have seen the rise of an industry from $100 mn to $60 bn, from 5000 people to 2.8 mn people, which countries respect. I have seen the rise of Infosys from a 500-person $10 mn company to a $6 bn, 130,000 person company working globally with over $40 bn of value. I do not know what is the value today but $40 bn have been created. I have seen the rise of this country from a GDP of something like $ 250 billion to 1.8 trillion, well on the way to become the third largest economy in the world. I have seen respect for the Indian passport globally because of this industry. To me that is the greatest satisfaction because I have personally participated in making sure that the Indian passport any part of the world you go, they look at you with respect and I think that is extremely important. So thank you very much for all your kindness and I do hope we will be in touch outside. I feel very devastated today, very sad. It is just sinking in what it means to me, that I would not come to my beloved Infy, I would not live my dream everyday and I would not meet wonderful people. Nandita will not fight with me everyday. I will not go to Bala and discuss with him, maybe have lunch with Ramdas, maybe go on my campus, it is just beginning to sink in. I am feeling devastated. Thank you very much.

K. Dinesh

Good afternoon to all of you, thank you very much for being here. Whatever I wanted to say, Mohan has already said. He is so eloquent and articulate, a very intelligent man, Infosys will not have him from June 11th onwards. To tell my story a little bit, it has been a very emotional decision. Last 30 years that I have lived in Infosys. Who I am today and I am able to speak to all of you, to me, it is because I was part of Infosys journey. When I go back to my last 30 years and try to summarize that in the short time that I have here with you, I go back to the alphabets, ABCDE, it is very easy for me to remember. A stands for Adventure. Infosys was about adventure and in my four jobs that I had taken up prior to starting Infosys, earlier to that was in Patni where the 7 founders met and prior to it I was in four government jobs in Bangalore and Murthy was already telling me, later on he told me, why would a guy from Bangalore come and join in Bombay and leave a government job in those difficult circumstances. That is why he did not send me an offer when he was in Patni but when I challenged him why he has not sent, then he really felt that yes I am serious about it. That is how I came and met Murthy and later on became part of the Infosys journey. You really need to be adventurous, I was little adventurous but Infosys was 100 times more adventurous to reach where it is today, thanks to people like Mohan and many others. The B is the belief, the belief that you can do this, yes I do not know how we had that but we had a great leader. My colleagues believed in this journey. I believed in this journey and I do not think I would have spoken to you in 1981 the way I am speaking to you today. I studied in Kannada medium. My English even today may not be great but I learnt a lot of those things. That is what Infosys gave me, the power to do what is required, believing in yourself. The C is the character. To me you have to build character as part of the journey. You cannot build it overnight, you will lose overnight, you can lose overnight. But you have to build brick by brick, day by day, minute by minute. That is very important, that is a lesson that I learnt being part of the Infosys journey being with great leaders they are. The D is that you need to dream big. Murthy and my colleagues really taught me how to dream big, otherwise we could have thought Infosys will be a great company in India. It is good but at that time India was not well known, so we said we will build a world-class company and I am very happy that Infosys thought big and I was part of that journey. Coming to the E, you can dream big, you can keep dreaming, but you have to execute. Next day onwards you have to execute. That is what has happened as part of the journey. I learnt what is required to execute, I am still learning and to me Infosys has a great future but as part of the journey now it is in safe hands of many leaders led by Kris, Shibu, Bala, Ashok, B.G. Srinivas, Subhash Dhar, Kakal, Srinath Batni, all of them are there. I think it has a great future. As Mohan said, at least there are 100 leaders who could lead many small corporations, mid-sized corporations and that is part of the strategy that Infosys had. I am happy that when both Mohan and me, at least definitely me, when we are not there, that lacuna will not be felt. That is very important for making sure that the corporation is in safe hands and I am very confident that Infosys will reach even greater heights but I will be watching from outside. It is a very emotional decision but I had to take this decision at this stage and still I will be available in whichever areas that people would look at and say I can contribute. I will be more than happy to be in giving that advise to Infosys. I have offered that, they have also accepted and there is no formal way in which these things will happen but I look forward to that happening. So thank you all for being here every quarter and reporting all the things that happen, the good things and the ups and downs in our journey. I really respect all of you and thank you for being here and thanks Infosys for giving me this opportunity. Thank you very much.

Kris Gopalakrishnan

Thanks Dinesh and Mohan. Now the floor is open for questions. Please go ahead.

Gautam Das

Question for Kris and Shibu, could you put a little more colour around Mohan’s resignation and what could be the likely impact on the firm; some of the areas he was looking into and who could be filling his shoes?

Kris Gopalakrishnan

Every one of the departments under Mohan has very capable leaders. Education & Research headed by Tan Moorthy, HR headed by Nandita, infrastructure headed by Ramdas. So we have very capable leaders, Mohan of course was member of the board responsible for these functions and we will look at how we need to reassign if need be. Mohan is there till June 11th. I do not want to do that at this point. He has to still till the last day play the role he is supposed to play.

K. Dinesh

I am also there till June 11th.

Kris Gopalakrishnan

The question was about Mohan, Dinesh is also till June 11. Till the last day as is the value system of Infosys, everyone is expected to contribute till the last day.

Unknown Speaker

Kris, could you clear the doubts actually, those who spoke around. What could be the reason that is what he was asking actually, has he resigned or has he been asked to resign?

Kris Gopalakrishnan

Let me make it very clear. Nobody has been asked to resign. This is their own personal decision and both of them have very well explained their reasons for the decisions they have taken. So let me make it very clear. No this is not the company’s decision, it is the individual’s decision.

Unknown Speaker

Could you just clarify from the company’s side because there has been talks in government corridors that Pai’s strident criticism of the state government, particularly he airing that this is the most corrupt state in Belgaum last month. Has such things got to do anything?

Kris Gopalakrishnan

Absolutely not. We all are committed to a corrupt-free society and we all think alike. Mohan is not thinking differently than what I would think or anybody else would think and this has nothing to do with any of those things.

TV Mohandas Pai

No and let me also make it clear. The chief minister called me and spoke to me and asked me what are my concerns. I expressed my concerns. He said that yes, there is a need for systemic reforms and he will get in to that. He will do it and was very kind and open and he said he is committed to fight corruption in the state.

Debu

First of all I think Kris said Dinesh is stressed. He wanted to resign because of health problems but I do not think he was stressed. I can imagine the way he showed me the Infosys leadership institute in Mysore, he covered almost 10 kilometers walking so fast, we all found it very difficult to follow him. You are saying you are also pained to leave the company after 17 years and you have been part of this journey as Kris said and Mr. Murthy’s statement saying that you will be involved in nation building. What does it mean? Are you joining politics or donning a similar kind of role like Mr. Nikelani has done?

TV Mohandas Pai

No I am not joining politics. I will spend a substantial part of my time in public service working with government on education policy, helping to set up universities for people, being on the boards of various universities. I am already in the boards of 4 universities. I am on the higher education council in the State of Karnataka. I will work with other state governments because I think higher education is the most important thing for India in the next 20 years. We have to work together to reform this sector for a better country and that will help everybody in this country especially our young people.

Debu

Sir, will you no longer going to be in the corporate world?

TV Mohandas Pai

Well, I will retain my links with the corporate world. I will join a couple of boards which have a systemic influence on India and hopefully trouble them like I troubled Kris.

Unknown Speaker

Since your resignation news came there have been talks also that you might be joining Nandan Nilekani, so many kites are flying now that your services are being required because…

TV Mohandas Pai

I have no desire to not join Nandan. Nandan expressed no desire to have me on his team. He is very happy doing what he is, I am very happy doing what I am at a distance. He is in Delhi most of the time and I am in Bangalore. So his aspiration is different and my aspiration is different.

Debu

So now Mr. Pai is resigning from the board, Dinesh is not seeking reappointment. You have two vacancies and you have although taken Ravi Venkatesan to the board, Rama Bijapurkar had left a long time back I think that vacancy is there. Now the existing board strength is quite small, so are you going to fill those vacancies in the near future?

Kris Gopalakrishnan

The board will look into these matters and take a decision they feel is necessary and we will look at what is required from the board side and make the right decisions. What I want to reassure everybody that from the board downwards our goal is to provide the continuity that is required for Infosys to provide services to its clients, for us to give continuity and a platform for our employees to the people within Infosys, the Infoscions to make sure that they learn, they have a right environment in which they can excel, they can grow. We want to make sure that that platform is provided. We have the confidence in the leadership with the company. As Mohan said there are significant number of leaders within the company. You have to think about the corporation living much longer than the individual. We have always believed that the success of a corporation is measured by its longevity. That means that it has to go beyond individuals. When your idea of a corporation is of that nature, individuals will move on, will retire, will go. We know that Murthy is retiring on August 20. So these things will happen. It is for us to ensure that there is a current generation of people, generation of leaders within the company to ensure that we provide that continuity and the leadership that is required to take the company forward. When I sit here and around me are many of the future leaders of the company, I feel very confident about that.

Sangeetha

My question is to Kris. Kris you had mentioned that in the last four years your growth was 35%, 11% and 3% and revised estimate was about 26%, but you have achieved only 20.9%. So with three major stalwarts of the company leaving, there are fears that this could further go down. I have been getting calls since morning from various quarters asking me what would be the impact. Mr. Murthy will not be there to mentor anymore and somebody says Mr. Kamath is going to take over this play, so would you please tell us what is happening?

Kris Gopalakrishnan

Long back we set certain norms for executive positions of people in India and board positions also. Murthy is abiding with that norm which we had set for ourselves. That means when somebody is 65, then the person retires from the board. We have had transitions in the past. Murthy transitioned the CEO position to Nandan. Nandan transitioned the CEO position to me and went on to take on an assignment with the government, the UID project. These things are part and parcel of growth of a corporation and what is good is that we have the leadership that is required to manage these transitions. We have a meeting coming up on April 30 when the announcements would happen. I cannot comment on those things today. You will have to wait till April 30th.

Dilip Maitra

I have a question about your financial performance. In the March 31st quarter, the profit growth that has been shown is 13.62% over the same quarter last year, but if you discount by the other income, which is your non-core income the profit growth comes down to about 3.4%. So there is a sharp dip in the rate of growth for net profit. The second point that I wanted to make is that Infosys Technology’s standalone result shows that profit after tax and exceptional item was 21%. The growth was 21% in quarter ended March 31st over the same quarter last year whereas the consolidated result shows 13.62% growth. So what is it that is eating nto the profit of the standalone company, what is the drag?

V. Balakrishnan

There are two things. One if you look at the currency, on year-on-year basis currency has appreciated by 5%. That means our operating margins have come have down by 200 basis points. It actually comes down only by 100-basis point. So we are better-off excluding currency. Non-operating income has slightly gone up, but if you look at the tax, tax as a percentage of revenue has gone up by around 2% this year. That is why the net income is less. But at the operating level we had performed better than last year. On your second question, I think standalone financial is not the right thing to look at because we have operations all over the world. We have 9 subsidiaries and we get contracts which are executed by both the subsidiary and the parent. All the subsidiaries are in the global markets where their net income on a standalone basis is somewhere between 10%-15%. So the standalone financials will always look good. What you have to look at is only on a consolidated basis, that is why we publish only the consolidated financial statement. Standalone has no meaning. I do not think you should look at numbers on a standalone basis anymore.

Rumman Ahmed

Question for Mr. Balakrishnan. Sir going by your EPS guidance for the first quarter it seems you are expecting a decline in EPS. If you could just give us some more color in terms of the headwinds that we are seeing from wage hikes or INR appreciation?

V. Balakrishnan

We are increasing wages in India by around 10%-12%, outside India by around 2%-3%. This will impact the margin by app 200 basis points in the first quarter. Currency appreciation also plays a part because we are assuming rupee at 44.50 which means it will have a impact of app 70 basis points on the operating margin (in Q1). We also tend to spend more money and on visas in the first quarter which gets normalized over the year. So the EPS guidance in first quarter assumes all this impact in the first quarter and some of it like wages will get normalized over the year. It is typical even if you look at last year we had a larger impact in the first quarter because the wage hike and other cost comes into play in the first quarter and it is normalized over the year. There is nothing unique this year.

Meenu Shekar

Kris we have been hearing about Infy 3.0, so could you share how this is really going to be different from Infy 2.0? What are the key elements? Two, you have talked of new engines of growth – Cloud, Mobility and Sustainability. Can you share some of the key initiatives in these areas and also the kind of investments that Infosys has made here?

Kris Gopalakrishnan

Infy 1.0 was about establishing the Global Delivery Model in the technology space. Infosys 2.0 was about taking the Global Delivery Model and creating a portfolio of end-to-end services so that we have multiple engines of growth, we can serve large enterprises, we can become relevant to large clients, create multi million, multi-year, multi-service relationships with our clients. Infosys 3.0 is about becoming more strategic with our clients, add more value, deliver what we call transformational, operational and innovation services to our clients. That is very briefly what Infosys 3.0 is. It is about making sure that all the investments we have made over the years into building the platform, building the people etc., are brought into a strategic relationship with our clients. We will continue to invest in new engines of growth. These start small because they have to be nurtured and grown and as they become larger and larger, it reaches a critical mass where then we can distribute them into the industry verticals. This is the process that we have used in the past also and that process continues. Specific investment in dollar terms etc. is very small because our model is a boot-strap model, our model is based on working and co-creating these things with our clients. So the investments are actually very small. We are not creating a Cloud infrastructure right now. We are looking at hosting applications on the Cloud, be it our applications, or applications from other partners and then providing support to our clients on the Cloud infrastructure. Mobility is about providing solutions on the mobile phone, both for developing countries and developed countries. Banking is a good example where probably the largest reach now is in the rural banking space and most of it is on the mobile phone. That is an example of where we have leveraged mobility. Sustainability started as an initiative for Infosys for its own use where we said that our own buildings must become more energy efficient, use water properly in our campuses, recycle waste. We developed some technologies. We developed some products and now we are taking these to market and helping our clients also to take advantage of our own service lines and learnings from implementing sustainability at Infosys. As we evolve we have to make sure that we continue to align ourselves to the client requirements. The journey continues and we align ourselves to the client requirements. That is where we are going on a continues basis.

Ayushman

I would like to ask Kris, as we enter the new fiscal so what are the changing business models? Is outcome-based pricing still the thriving model and what else?

S.D. Shibulal

The business models are involving in various ways. We have gone to the market with new models of engagement which gives , a lot of flexibility to the client. It allows the client to convert the fixed cost to true variable cost. It allows us to provide them productivity benefits. At the same time, we derive some benefits out of that. We have gone to the market with products. These are vertical products, these are not large ERP solutions but these are point solutions meant for either white space or blue ocean. So for example Flypp, which is white-labeled by Aircel is an example. iEngage which is the digital consumer platform is another example. ShoppingTrip360, supply chain visibility solution, iTransform for our healthcare vertical. These are all examples of new products based on Infosys intellectual property, which have been taken to market. We are also delivering platforms to the market based on other peoples’ intellectual property. We have the HRO platform based on Oracle, we have the P2P platform based on SAP. These are all new models of engagement which we are taking to market. When Kris talked about the 3 areas of client spend - transformation, operation and business innovation, in the operation space it is all about optimization. We work very closely with our clients to optimize their systems and processes. They save money from that and they invest into transformation or business innovation piece. In the transformational space we work with them closely on consulting and system integration. On the innovation side we work with them very closely with our products and accelerators. So truly we are becoming an enterprise player. We are able to address all 3 segments of the clients’ spend and be relevant to them in all those 3 areas. The most important word is the word is the ‘relevant’ word. that means we are relevant to them in all parts of their business.

Unknown Speaker

Hello Mr. Pai. This question for you; last quarter you have said that for the first time this fiscal your hiring skew would be 50% laterals and 50% freshers. Has that happened with a large-scale lateral hirers that have been happening and what is the hiring guidance for this year, in terms of laterals and freshers. Freshers you said 26,000 or so?

TV Mohandas Pai

Well it has happened because Infy did about 32,000 people and about 13,800 were laterals. This year we are planning to hire as of now 45,000 people gross, out of 45,000 people we made 26,000 offers in colleges. Normally we have 74% to 75% joining rate, may be 20,000 people will join. BPO will hire app 11,000 people, hopefully they will add net people. They have been going up the value chain without adding too many people now. They changed the model. That gives about 30,000 and balance will be hired globally. In China we may hire 2000 - 3000. In United States last year we hired about 995 people. In the US, we will hire 1000 - 1500 people. We have been able to expand our capacity, we will hire more people. In Europe we could hire 500 people. The ratio will be close to maybe 60:40 in favor of freshers if you take the entire system but as we transition to version 3.0 we are going to hire more consultants. We started a move to hire 1000 consultants under what is called ES-1000 and we have hired close to 150 now and we can do a runrate of close to about may be 100 - 150 a quarter. Each vertical is beginning to hire their own domain experts. In the next one-year we could be hiring up to 2000 consultants all over the world and improve that concept to bring this to fruition.

Unknown Speaker

This is 2000 consultants for this fiscal?

TV Mohandas Pai

Well this fiscal because the consultants are hired at different levels. IC, our consulting company is hiring consultants, each vertical is hiring domain experts their consulting. The ES-1000 is hiring 100 to 150 a quarter, we will hire from colleges. So a minimum of 2000 people is what we expect. It could be more but that is the minimum we are aiming for.

Pranav

Just a couple of questions on the financial metrics. I noticed the other income has increased 65%, can you just give us some explanation on that. Also BFSI which seems to be the segment that is growing substantially has declined, if you can explain that and telecom continues to lag and if you can just give us some idea of the BPO business sequentially we have the figures but year-on-year if you can give us some figure on that? Thanks.

V. Balakrishnan

In the other income, the yield has gone up. We got better yield this quarter. We got close to 9%. Other income also includes $7 mn of foreign exchange fluctuation because we have been hedging the rupee for sometime and we are able to manage the volatility much better this quarter that is also included in the other income.

Ashok Vemuri

On the BFSI front, we have grown at about 32% year-on-year. This has been bit of a soft quarter, but also remember that we are coming off couple of quarters of very high growth, in fact one quarter of double digit growth. Q4 is typically a soft quarter for us because budgets have to be finalized and these have to be rolled out and spent upon. We think this is a non-secular trend which is only limited to this particular quarter.

Subhash Dhar

On telecom, yes it has been a soft sector for us for a couple of years but we believe based on the pipeline that we are seeing starting last quarter, that some of the demand is coming back and discretionary spend also looks like it is on the anvil now. Hopefully the future is going to look better than what we have seen in the past.

D. Swaminathan

In BPO on a consolidated basis, year-on-year we have grown about 20% plus. We continue to see traction, we have added on 9 new clients over the year. We have today become much more globally centric rather than being just India-centric. We have more centers outside of India than in India at this point in time. We have 5 in India, 7 outside of India. The McCamish operations that we acquired year-and-a-half ago has very well integrated into our overall business. As we grow up the value chain, obviously like Mohan said, the head count numbers are really not galloping in line with the revenue growth. While we have grown 20% plus, our headcount growth in the year has been less than 2% on a net basis. That is really the strategy for the organization to sort of continue to grow up the value chain and help our clients to build better companies and smarter organizations for tomorrow.

Debu

Your margins seems to under pressure. Bala gave the hint how this has been impacted, but last couple of quarters you can see this looks like to be under pressure and there is a consensus among the analysts that Infy might be moving away from the margin side to become a volume player like most of the peers. So is there any strategic shift in this direction, Sir?

Kris Gopalakrishnan

No. We want to be growing profitably, we talk about profitable growth. Our focus on margins will continue. What you are seeing is if you look at the guidance, there is a 300 basis point decline in operating margin. That is because about a 100 basis points is about the appreciation of rupee, 100 basis point is from compensation increase and we have also assumed lower utilization, utilization is about 75%. We added about 8,500 people in the fourth quarter, we are planning to add 45,000 people because we want to invest in the future, we want to invest in growth. If growth comes and if it is the right growth, then we want to be ready to take advantages of growth. In some sense when you look back this year, we began the year with a projection of 30,000 people and ending up with 43,000 people. We felt that let us plan in advance for growth and then try and invest for the future and that impact is felt. We are able to sustain the operating margin within maybe 50 - 100 basis points (excluding currency and higher utilization) which is a very narrow range. Then if you look at Profit After Tax, there is the impact of tax rate which has to be factored in. Our effective tax rate is 27%, it is probably the highest amongst all our peers in the industry here in India and in that sense, we have actually crossed the hump in terms of income tax impact.

Unknown Speaker

That impact is this year now that the MAT is back?

V. Balakrishnan

MAT has no impact on us because we are paying higher than that. Our effective tax rate is 27% and even when the new Direct Tax Code comes in, I do not think we will have any incremental impact.

Unknown Speaker

Can we say that it is a matter of coincidence that Pai and Dinesh decide to go, to retire now when Murthy is retiring, is there anything that can be read?

Kris Gopalakrishnan

If you are asking the question whether there is a discord in the board, I am categorically saying no. Is there a relationship, yes in the sense that there is a desire that we need to make way for future leadership in the company and in that sense, these are events which have happened almost together and will continue. For example, we have a rule that we need to step down from executive roles at the age of 60. Myself and Shibu will become 60 almost at the same time because we are around the same age.

Unknown Speaker

Fair enough Sir, but still the coincidence is too much.

K. Dinesh

I fully want to endorse what Kris has said. There is no discord. It is a decision that we took in the larger interest of Infosys that Infosys has to grow. It will grow irrespective of which leaders are there. That has to go down the line and then we have leaders as I said in my speech we have 100 leaders and I will still be good friends, we will still be good friends. As Kris said we have grown together, so there is no discord. I have stayed in Kris' house in the initial stages where we could not afford two houses in US. We had to stay together and I enjoyed the food that they prepared and similarly in Shibu's house, I have eaten many times in Boston.

Unknown Speaker

My question never had a discord issue at all. Can we say sir that there is a generational change happening?

Kris Gopalakrishnan

Yes definitely.

Management

And it has moved over as I have.

Kris Gopalakrishnan

I was just telling Mohan that overtime we have to make way for the new team and we are doing this transition overtime. That is it.

Unknown Speaker

Regarding your guidance, could you just say what is the outlook actually? There have been lot of Forrester and Gartner and your projections for the quarter and the guidance for the year is again based on your repeat business, conservative, very modest, but if you compare year-on-year from what you gave in April was 25,015 now it is 27,515, that comes to about 550 mn actually, so this business has come from the new clients that you acquired or is it again there is variation because the cost (59:44)______ has gone up?

Kris Gopalakrishnan

In any quarter and any year, repeat business is typically 95% plus since most of our revenues come from existing clients. We have a certain model. We start small with the clients and over the years the relationship grows. If you look at the number of million dollar relationships we have, the number of $100 mn relationships that we have and if you look at it over the years each of these numbers have been growing. We have a model by which we start engaging with the client typically in one or two projects and then over the years, it provides many services and do many projects with those clients. That model continues, that keeps our sales and marketing cost to where they are and we have been able to maintain that percentage over the years. The absolute number is growing up. As the growth comes in, the absolute number also goes up which allows us more relationships, more clients, more sales bandwidth.

Unknown Speaker

From a news point of view, from uncertainty that you had in the first quarter of the previous year to the turnaround, then you say that you will see this year also a good double digit growth, that will be maintained, you are not concerned about the fears in Europe and the debt market?

Kris Gopalakrishnan

No. We have said 18% - 20% which is double-digit growth. We have said normal year. We believe that in spite of what is happening in the environment growth is there and we are confident about the growth.

Unknown Speaker

You have said the board will meet on April 30th to finalize plan for the company’s leadership succession. Does it limit only Mr. Murthy's retirement, I mean is it only for the Chairman's position and other positions in the board or does it also relate to the company's management position? Can you share some thoughts on that?

Kris Gopalakrishnan

April 30th is focussed on succession planning for Murthy and what it means to the various positions related to that stage. I cannot be more specific than that because then I will have to discuss those things in detail. It is triggered by the succession plan for Mr. Murthy. Any other change is a continuous thing which we make periodically and that is in the process, that is happening. We have done some consolidation at the verticals, we are looking at some of the consolidation in the horizontals, we are looking at innovation in the product and platform space because that is the area we have to grow very fast. We are looking at cloud, sustainability, mobility. These things will happen on an ongoing basis and we make these changes on an ongoing basis.

Unknown Speaker

Could you talk about your restructuring exercise and when you intend to complete it and what are these 4 verticals going to be, when will we know, what is this aimed at?

Kris Gopalakrishnan

The 4 large verticals are BFSI, energy utility services, manufacturing is the third one and the fourth one is retail logistics and life sciences. We have public services and health care as the fifth one, it is smaller but there is public services and health care also. The consolidation in to these will take some time, we will have to do this step by step and the process has started.

Unknown Speaker

Bala, could you tell the outgo with respect to the dividend, PAT dividend?

V. Balakrishnan

We announced 20 as final dividend. Overall it will be within the limit what we stated. We said up to 30% of our net profit will be paid as dividend. This 30% of the group's profit that is what we paid as dividend.

Unknown Speaker

What is the outgo in terms of your money, total because now you had 10% and then you had a 30% special dividend, because of the 30th year and then now 20%, total 60%?

V. Balakrishnan

It is close to 1200 Crores.

Unknown Speaker

For the whole year or final dividend?

V. Balakrishnan

Final.

Unknown Speaker

My question is to Dinesh, have you hit the diamond age of 60 or are you scooting before that?

K. Dinesh

I think the second question, Kris and Shibu should answer that. I am not the person who has to answer that. On the first question, I think there is no diamond age, you can be there at 30, you can be there at 65, you can there be at anytime but you have to decide in your life what are the things that you want to do and the right time for you to decide, how much of things you want to do for society, how much of it you want to do it for yourself and how much you want to do it for the business part. So my decision was related to I need to take care of my health a little bit more, though someone may say I was fit enough to walk, but if walking alone tells I am healthy, that may not be the right parameter. You have to look at all the parameters to decide what you want to do. Based on that I have taken this decision. I said there is no diamond age, there is no limit. It is all in the mind.

Kris Gopalakrishnan

As I said, the portfolios are going to be reassigned over time because both of them are there till June 11th. There is no urgency for me to do that.

I want to thank you all for being here, we have actually exceeded the time but since it was a special occasion we thought we should spend some more time. Thank you all very much and looking forward to interacting with you during the quarter or the next quarter. Thank you.